Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED
CHARGES AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS
(Millions of Dollars)

	Year Ended December 31,
	2009		2008	2007	2006	2005
Ratio of Earnings to Fixed Charges:
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), minority interest in net income of consolidated subsidiaries, and income from equity investees	$(467)		$511	$6,453	$7,480	$4,948
Add:
Fixed charges	705		630	644	546	470
Amortization of capitalized interest	19		18	14	9	8
Distributions from equity investees	—		—	—	47	50
Less:
Interest capitalized	(112)		(104)	(105)	(148)	(62)

Total earnings	$145		$1,055	$7,006	$7,934	$5,414

Fixed charges:
Interest expense, net	$408		$347	$361	$229	$272
Interest capitalized	112		104	105	148	62
Rental expense interest factor (a)	185		179	178	169	136

Total fixed charges	$705		$630	$644	$546	$470

Ratio of earnings to fixed charges	(b	)	1.7x	10.9x	14.5x	11.5x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$145		$1,055	$7,006	$7,934	$5,414

Total fixed charges	$705		$630	$644	$546	$470
Preferred stock dividends	—		—	—	3	20

Total fixed charges and preferred stock dividends	$705		$630	$644	$549	$490

Ratio of earnings to fixed charges and preferred stock dividends	(b	)	1.7x	10.9x	14.5x	11.0x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $560 million. The deficiency included the effect of a $230 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the continuing economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.